

September 20, 2013

Via E-mail
Richard Costolo
Chief Executive Officer
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 94103

> **Re:** **Twitter, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 9, 2013**
> **CIK No. 0001418091**

Dear Mr. Costolo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you use the phrase "user engagement" in different contexts throughout your prospectus. You sometimes refer to user engagement "as measured by timeline views," (see pages 3 and 64) while elsewhere you measure user engagement by a user's interaction with a Promoted Product (page 14). Since it is possible that timeline views may continue to increase but ad interaction may not, you should consider using different phrasing, such as "ad engagement" and "user engagement," to eliminate any potential confusion that timeline views directly result in revenue.

<u>Risk Factors, page 15</u>

<u>Our intellectual property rights are valuable, and any inability to protect them could…, page 31</u>

2. We note your response to prior comment 6. Further expand your risk factor to clarify that the IPA may prevent you from asserting your rights to a patent in the event that an inventor of a patent leaves your company for a startup (or a company that has not engaged in challenging patents in the past) and uses the technology to compete directly with you. Also, please tell us how you have evaluated ASC 275-10-50-16 and 18. It appears that, if an inventor left for a competing company and exploited the patent, it would result in the effective loss of patent protection.

3. Expand your disclosure under "Intellectual Property" to explain the reasons for entering into the IPA, and what the company intends to accomplish through its enforcement. Clarify whether you intend all future company patents to be covered by the IPA.

<u>Management's Discussion and Analysis…, page 58</u>

<u>Factors Affecting Our Future Performance, page 62</u>

4. We note your response to comment 11. Please revise your disclosure under this heading to include the discussion provided in your response regarding geographic user location information.

<u>Monetization, page 63</u>

5. We note that on page 64, for example, your disclosure changed the reference from "desktop applications" to "online applications," where both of these terms contrast use through mobile applications. Please revise your disclosure to refer to desktop applications as this provides a clear context about what form of device you are referencing.

6. We note your response to comment 10. Please further clarify whether you have generated higher revenue per timeline view online than on your mobile applications because you have had less ad engagement or lower ad prices on mobile versus online.

<u>Results of Operations, page 70</u>

<u>Revenue</u>

7. We note your response to prior comments 1 and 16 and your disclosure on page 71 addressing the percentage change in your ad engagement per timeline view. Because most of your revenue is directly generated by ad engagement alone, you should address price and volume by disclosing the percentage changes in 1) price per ad engagement;

and 2) ad engagement independent of timeline views. In addition, you should include these percentages for each of the last six quarters as part of, or in close proximity to, your monetization tables. As an alternative to providing these percentages, you can provide the disclosures described in prior comment 1.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Rezwan D. Pavri, Esq.
        Wilson, Sonsini, Goodrich & Rosati, P.C.